Singapore, 6 June, 2007 - Pacific Internet Limited (“PacNet”) wishes to inform its shareholders (“Shareholders”) that in relation to the application of the SEC’s Staff Accounting Bulletin 108 which came into effect for financial years ended 31 December 2006, PacNet together with Ernst & Young, its independent auditors, reviewed its financial statements for the years 2000 — 2006. Following such review, PacNet has determined that it is appropriate to revise and restate its financial statements for such years so that the results of operations of two companies within the group in which it holds equity interests are consolidated with PacNet’s results.

It is expected there will be no impact on PacNet’s Shareholder Equity (net worth and/or net value) as reported in its financial statements for 2006. The impact on PacNet’s revenues and net income is expected to be less than 5% in years 2003 to 2006 except for 2000, 2001 and 2002, where net loss for 2000 is expected to be higher by less than 10%, net loss for 2001 is expected to be higher by approximately 15% and net income for 2002 is expected to be lower by approximately 15% as a result of the restatement. PacNet is currently working with Ernst & Young to complete the restatement of its financial statements, and expects that the restatement will be completed on or around 18 June 2007.  PacNet will promptly file with the U.S. Securities and Exchange Commission restated financial statements for years 2000 — 2006 as soon as they are available.

Media and Analyst Contacts:

Singapore (Media)

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg

Elaine Lim
Managing Director, Citigate Dewe Rogerson iMage
Direct Tel: +65 6530 7100
Mobile: +65 9751 2122
Email: elaine.lim@citigatedrimage.com

Investors and Analysts

Mervin Wang
Senior Manager, Investor Relations
Pacific Internet Limited
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: mervin.wang@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.